AGREEMENT

                                   FOR

                        SALE AND PURCHASE OF SHARES

                                   OF

                       JAKOB HATTELAND ELECTRONIC AS

                                 between

                        Jakob Hatteland Holding AS

                                as Seller,

                            Jakob Hatteland

                                   and

                         Arrow Electronics, Inc.

                              as Purchaser




                           TABLE OF CONTENTS
                                                                 Page

1.  DEFINITIONS AND INTERPRETATIONS                                2
2.  SALE AND PURCHASE OF SHARES                                    4
3.  PAYMENT                                                        5
4.  CLOSING                                                        6
5.  CONDITIONS                                                     6
6.  THE COMPANY'S OPERATIONS                                       8
7.  WARRANTIES, REPRESENTATIONS AND UNDERTAKINGS                  10
8.  DIVIDENDS FOR 1999                                            12
9.  COVENANT AGAINST COMPETITION                                  12
10. SUPPORT FOR SELLER'S OBLIGATIONS                              13
11. TERMINATION                                                   13
12. ASSIGNMENT, ETC.                                              14
13. CONFIDENTIALITY                                               14
14. MISCELLANEOUS PROVISIONS                                      14
15. EXPENSES                                                      14
16. COOPERATION                                                   15
17. NOTICES                                                       15
18. GOVERNING LAW - DISPUTES                                      15

Appendix 1:   Company certificates and Articles of Association
Appendix 2:   Warranties
Appendix 2A:  Seller's Warranties
Appendix 2B:  Purchaser's Warranties

Exhibit A  Subsidiaries of the Company
Exhibit B  Shares in the Company and the Subsidiaries
Exhibit C List of subsidiaries of the Seller as of the Closing Date Exhibit D Lease Agreement
Exhibit E  EDP Delivery and Services Agreement
Exhibit F  Warehouse Agreement


                                   AGREEMENT
                                      FOR
                          SALE AND PURCHASE OF SHARES

     This Agreement is made and entered into on this 10th day of April 2000 between Jakob Hatteland Holding AS, having its registered office at Smosen, 5578 Nedre Vats, Norway, organization number 974 498 359 (as Seller)

     Jakob Hatteland

         and

     Arrow Electronics, Inc., having its principal executive office at 25 Hub Drive, Melville, New York 11747, U.S.A.
(as Purchaser)

WHEREAS

     1) The mentioned Seller owns all, i.e., 100%, of the issued and outstanding shares of inter alia Jakob Hatteland Electronic AS, a company duly organized and existing under the laws of Norway; and

     2) The mentioned Seller is desirous to sell its shares in Jakob Hatteland Electronic AS and the mentioned Purchaser is desirous to purchase the shares at a price and on the terms and conditions hereinafter contained;

NOW, IT IS HEREBY AGREED AS FOLLOWS:

   DEFINITIONS AND INTERPRETATIONS

   1.1  In this agreement the following words and expressions shall mean:

        (a) "Agreement" shall mean the present contract document and the following Appendices and Exhibits:

              Appendix 1:  Company certificates and Articles of Association

              Appendix 2:  Warranties

              Exhibit A:  Subsidiaries of the Company

              Exhibit B:  Shares in the Company and the Subsidiaries

              Exhibit C:  List of subsidiaries of the Seller as of the
                          Closing Date

              Exhibit D:  Lease Agreement

              Exhibit E:  EDP Delivery and Services Agreement

              Exhibit F:  Warehouse Agreement

       (b) "Closing" shall mean the closing contemplated by article 4 of this Agreement.

       (c) "Closing Date" shall mean the date on which the Closing occurs in accordance with article 4.1, being the date when the Consideration is transferred to the Seller and the Shares are transferred from Seller to Purchaser.

       (d) "Company" shall mean Jakob Hatteland Electronic AS, a company organized and existing under the laws of Norway, having its registered office at Smosen, 5578 Nedre Vats, Norway with organization number 929 837 754

       (e) "Consideration" shall mean the total purchase consideration for the Shares as set out in article 3.

       (f) "Effective Date" shall mean the date of signature of this Agreement by the parties.

       (g)  "Group" shall mean the Company and the Subsidiaries.

       (h) "Jakob Hatteland Group" shall mean Jakob Hatteland Holding AS, a company organized and existing under the laws of Norway, and its subsidiaries listed on Exhibit C.

       (i) "Nordic Territory" shall mean Norway, Sweden, Finland, Denmark, Lithuania, Latvia and Estonia.

       (j) "Purchaser" shall mean Arrow Electronics, Inc., a company organized and existing under the laws of the State of New York, United States of America.

       (k) "Shares" shall mean all shares in the Company, as more fully described on Exhibit B.

       (l) "Subsidiaries" shall mean either individually or collectively the following entities:

            (i) Jakob Hatteland Electronics AB, a company organized and existing under the laws of Sweden, having its registered office at Box 309, 163 03 Spanga, 01 Stockholms Ln, Sweden, Reg. No. 556352 8222.

           (ii) Jakob Hatteland Electronic AS, a company organized and existing under the laws of Denmark, having its registered office at Tindebjergvej 18, 8600 Silkeborg, Denmark, Reg. No. 51685.

          (iii) Jakob Hatteland Electronic Oy, a company organized and existing under the laws of Finland, having its registered office at Pakilantie 71, FIN-00660 Helsinki, Finland, Reg. No. 563 982.

           (iv) Jakob Hatteland Electronic Os, a company organized and existing under the laws of Estonia, having its registered office at Akadeemia, toc 21F, 12618 Thallin, Estonia, Reg. No. EE102 18208.

            (v) Jakob Hatteland Engineering AS, a company organized and existing under the laws of Norway, having its registered office at Smosen, 5578 Nedre Vats, Norway, Reg. No. 980079031, this company again being the only owner of:

           (vi) Jakob Hatteland Engineering AB, a company organized and existing under laws of Sweden, having its registered office at Box 309, 163 03 Spanga, 01 Stockholms Ln, Sweden, Reg. No. 556077-5370.

          (vii) Jakob Hatteland Engineering ApS, a company organized and existing under the laws of Denmark, having its registered office at Tindegjergvej 18, 8600 Silkeborg, Denmark, Reg. No. 250 637.

         (viii) Jakob Hatteland Engineering Oy, a company organized and existing under the laws of Finland, having its registered office at Pakilantie 71, FIN-00660 Helsinki, Finland, Reg. No. 757 693.

       (m) "Warranties" shall mean the warranties, representations and undertakings set out in article 7 and Appendix 2.

       (n) "working day" shall mean a day (other than a Saturday or Sunday) on which banks are open for business in Oslo and New York.

    1.2 The headings used in this Agreement are for convenience purposes only and shall not be used to limit or extend the scope or application of any such provisions.

SALE AND PURCHASE OF SHARES

      The Seller agrees to sell, transfer, assign, convey and deliver as legal and beneficial owner to the Purchaser (or to a subsidiary of the Purchaser designated by the Purchaser), and the Purchaser (directly or through such subsidiary), relying on inter alia the Warranties, agrees to purchase and receive from the Seller, all of the Shares, free from all liens, claims, encumbrances and charges and together with all rights attaching to the Shares, in exchange for the Consideration to be paid as set out in article 3 hereunder.

     2.2 The Purchaser has carried out a review (due diligence) of the Company and, except to the extent of the matters covered by the Warranties or as otherwise specified in this Agreement, takes over the Shares on an "as is" basis.

          In the course of the Purchaser's review of the Company, the Purchaser has inter alia had access to the following information:

          (a)  Investor Presentation of Company issued by
PricewaterhouseCoopers Corporate Finance DA in March 1999.

          (b) Financial Due Diligence Review of Company issued by PricewaterhouseCoopers DA in Spring 1999.

          (c) Limited Legal Due Diligence Review of Company issued by Advokatfirmaet
PricewaterhouseCoopers in March 1999.

          (d) Memo from Mr. Karl Johan Lier to Mr. Jakob Hatteland dated 19 January 2000 summarizing actions taken as a consequence of comments in abovementioned due diligence reviews.

          (e) The audited consolidated balance sheet of the Group as of 31 December 1999 and the audited consolidated income statement and statement of cash flows for the Group for the fiscal year ending on such date.

          (f) Statement of the fact that any and all rights to warehouse systems have been transferred from the Company to Autostore AS.

          (g) Budget for the Company and its Subsidiaries for year 2000 dated 21 December 1999.

          (h) Goods which are not basis for sale (dead goods) have been transferred from the Company to Jakob Hatteland Supply at an amount of NOK1,940,000, i.e. goods older than two years by 31 October 2000 and with a turnaround of zero.

          (i) All possible payments from Autostore AS to the Compnay as compensation for the rights to warehouse systems have been fulfilled by Autostore AS.

          (j) Statement of the fact that all the shares in Jakob Hatteland Logistics AS have as of the date hereof been sold from the Company to the Seller for a purchase price equivalent to the actual value being equivalent to the face value (nominal amount of the shares) NOK 150,000. The shares in Jakob Hatteland Logistics AS are being sold as of 1 January 2000.

     2.3 The Shares shall be transferred to the Purchaser on Closing Date as set out in article 4.

3.  PAYMENT

    3.1 As full Consideration for the sale, transfer, assignment, conveyance and delivery of all the Shares, the Purchaser shall pay a Consideration of:

         NOK 420 million plus 775,000 shares (the "Consideration Shares") of common stock of the Purchaser.

         The Consideration is to be transferred to the Seller on Closing as described in article 4 hereunder.

    3.2 The Purchaser will use its best efforts to file with the United States Securities and Exchange Commission, as promptly as practicable after the Closing, a registration statement covering the Consideration Shares and will use its best efforts to cause such registration statement to become effective.

    3.3 The Purchaser agrees that, if the share price of the common stock of the Purchaser does not exceed $40 per share during any period of ten consecutive days within the two year period following the date when the Consideration Shares may be sold pursuant to the registration statement referred to in article 3.2, the Purchaser will pay the Seller the difference between the average share price of the common stock of the Purchaser during the ten days preceding the second anniversary of the date when the Consideration Shares may be sold and $40, multiplied by the number of Consideration Shares held by the Seller on the second anniversary of the Closing Date.

 4.  CLOSING

     4.1 Closing shall take place 6 - six - working days after any and all approvals and/or authorisations and/or clearances required pursuant to article 5.1 have been obtained.Closing shall take place at Company's premises at Nedre Vats, Norway.

     4.2 On Closing, the Seller shall cause all of the Shares to be transferred to the Purchaser by registration in the Company's shareholders book.

     4.3 On Closing, the Purchaser shall cause the cash portion of the Consideration to be transferred to a bank account designated by the Seller in writing to the Purchaser at least three working days prior to Closing and shall deliver to the Seller at the Closing a certificate or certificates representing the Consideration Shares registered in the name(s) designated by the Seller in writing to the Purchaser at least five working days prior to Closing.

    4.4 Upon Closing, the Purchaser will become the only owner of the Shares.

5.  CONDITIONS

    5.1 As soon as possible after the Effective Date of this Agreement, and in any event by 1 May 2000, the Purchaser shall submit a report on the sale and purchase of Shares to the Norwegian Ministry of Industry pursuant to the Norwegian Acquisition Act of December 23, 1994 no. 79.

         Upon the Purchaser's request, the Seller and the Company shall assist the Purchaser in obtaining the necessary information needed for the report and also if requested, assist in filing the report. The Purchaser shall keep the Seller and the Company informed on the progress of the report to the Ministry of Industry.

         Closing shall take place unless the Ministry of Industry does not approve the transaction or imposes conditions which in the Purchaser's reasonable opinion will have a material negative impact on the acquisition and/or the Purchaser's ability to develop the business of the Group.

    5.2 In case the sale/purchase arrangement as described in this Agreement requires any other approval from competition or other authorities in any country in the Nordic Territory or by the Commission of the European Union, or alternatively by the EFTA Surveillance Authority, the Purchaser shall provide that the necessary report or application is submitted to the appropriate authority in due time.

         Upon the Purchaser's request, the Seller and the Company shall assist the Purchaser in obtaining the necessary information needed for the report or application and also if requested, assist in filing the report or application. The Purchaser shall keep the Seller and the Company informed on the progress of the report or application towards the appropriate authority.

         The Purchaser shall carry the risk for any conditions which may be imposed by the relevant competition authorities in respect of the transaction.

     5.3 Upon Closing, Mr. Jakob Hatteland shall leave any position in the Company and its Subsidiaries.

     5.4 Upon Closing, Mr. Karl Johan Lier shall leave any position in the Company and its Subsidiaries.

          Mr. Karl Johan Lier shall, however, be at the disposal as consultant towards the Company upon the request of the Company and to the extent requested by Company as from Closing to 31 December 2000. The Company will be invoiced monthly for such consultancy service for an amount corresponding to a relative share of all related costs, hereunder agreed salary and social expenses. The invoice shall be paid within two weeks of its issuance.

     5.5 Purchaser is informed that Mr. Sven Age Hjortland and Mr. Olav Nygaard, being employees of the Company, soon will leave employment by the Company and commence employment by the Seller or by a subsidiary of Seller.

     5.6 Jakob Hatteland Logistics AS shall provide services to the Group pursuant to the Warehouse Agreement attached hereto as Exhibit F, effective as from the Closing Date.

     5.7 The Company shall enter into a 10 year lease (with a 5 year renewal option) of certain properties pursuant to the lease agreement attached hereto as Exhibit D, effective as from the Closing Date.

     5.8 The Company and its Subsidiaries shall continue purchasing data services through "RAMBASE" from Jakob Hatteland Computer AS according to an EDP Delivery and Service Agreement between the latter and the Company (and which includes data services for the Subsidiaries) in the form attached to this Agreement as Exhibit E, effective as from the Closing Date.

     5.9 The Purchaser shall provide that itself and its subsidiaries or affiliated companies in the Nordic Territory shall enter into a new EDP Delivery and Service Agreement with Jakob Hatteland Computer AS in the form attached to this Agreement as Exhibit E. Purchaser guarantees that the agreements referred to in article 5.8 hereabove and in this article 5.9 shall apply for a period of at least three years after implementation of Rambase in all Nordic Arrow companies.

    5.10 Purchaser shall be entitled to use the name "Jakob Hatteland Electronic" until the Rambase conversion is completed and thereafter, in conjunction with the Arrow name, for a period not to exceed two years. Following such two year period, Purchaser shall not use such name or any variation thereof.

    5.11 The Seller shall be responsible for sales invoices which are issued prior to Closing and which have not been paid within six (6) months after Closing whereby the invoices in question are to be transferred to the Seller against payment to the Purchaser of the full invoiced amounts.

          In case sales invoices already have been written off wholly or partially prior to the Closing Date only the net amount is to be paid by the Seller.

          Invoices which have been written off already prior to the Closing Date, but where payment higher than the net amount has been made shall be basis for a reduction in the amount payable by the Seller according to the paragraphs hereabove in article 5.11 for the amount which has been paid beyond the reduced value of the invoice. Recoveries by the Company under insurance policies for not paid invoices shall also be a basis for reduction of the amount to be paid by the Seller.

    5.12 Insurance which has been taken out for invoices shall continue for at least one year from the Closing Date.

    5.13 The Company shall carry out collection of invoices after Closing in the same way and to the same extent as prior to Closing.

    5.14 Prior to the Closing, the Company has financed its operations in a joint finance arrangement with the Seller and other subsidiaries of the Seller. Due to the transaction provided for in this Agreement the financing of the Company will have to be arranged for separately from the finance arrangement on the Closing Date. The Purchaser shall cause arrangements to be made so that, with effect from the Closing Date, the financing of the operations of the Company shall be independent of the Seller and its other subsidiaries.

    5.15 If the Company or any Subsidiary has guaranteed, or provided security or collateral in respect of, any indebtedness of the Seller or any affiliate of the Seller other than a member of the Group, the Seller shall procure the release of such guarantee or security.

    5.16 It shall be a condition to Closing in the case of the Purchaser that the Seller's Warranties are true and accurate at the Closing Date, with the same force and effect as if made at and as of the Closing Date . It shall be a condition to Closing in the case of the Seller that the Purchaser's Warranties are true and accurate at the Closing Date, with the same force and effect as if made at and as of the Closing Date.

6.  THE COMPANY'S OPERATIONS

    6.1 From the Effective Date until Closing, the Seller shall cause the Company and the Subsidiaries to continue their ordinary course of business, and the Company and the Subsidiaries shall not make any unusual or material investments or capital expenditures (in the context of each such company's business) or enter into transactions other than normal day-to-day business without the prior written consent of the Purchaser.

         Without limiting the generality of the foregoing, the Seller shall procure that:

        (a) the Company and each Subsidiary use their respective best efforts to preserve their respective assets, businesses and relationships with customers, suppliers and others having business relationships with each of them;

        (b) neither the Company nor any Subsidiary shall, sell, lease, mortgage, pledge or otherwise acquire or dispose of any of the properties, assets or rights (including leaseholds) or cancel, compromise or otherwise terminate or agree to cancel, compromise or otherwise terminate, any debts or claims, of the Company or such Subsidiary except in the ordinary course of business;

        (c) except for increases or changes in the ordinary course of business consistent with past practice and within the limits provided for in the Budget referred to in article 2.2(g), neither the Company nor any Subsidiary shall, increase or otherwise change the rate or nature of the compensation (including, without limitation, wages, salaries, bonuses and other benefits) paid, payable or available to any of the employees of the Company or any Subsidiary;

        (d) neither the Company nor any Subsidiary shall: (i) change or amend its Articles of Incorporation or bylaws or (ii) issue or sell any shares of its capital stock of any class, or issue or sell any securities convertible into, or options with respect to, any shares of its capital stock of any class or enter into any agreement obligating it to do any of the foregoing;

        (e) neither the Company nor any Subsidiary shall, cancel or permit any insurance policies covering its business to lapse or terminate, unless renewed or replaced by like coverage;

        (f) except as provided in article 8 neither the Company nor any Subsidiary shall pay any dividends or make any distributions with respect to their respective capital stock, other than dividends or distributions paid by any wholly-owned Subsidiary to the Company, or otherwise distribute any profits, retained earnings or capital or reserves;

        (g) neither the Company nor any Subsidiary shall borrow or agree to borrow any funds, guarantee or agree to guarantee the indebtedness of any third parties or incur or become subject to any absolute or contingent obligation or liability, except obligations or liabilities incurred in the ordinary course of business;

        (h) neither the Company nor any Subsidiary shall enter into any agreement or arrangement granting any rights to purchase any of its assets, properties or rights, or requiring the consent of any party to the transfer or assignment of any of such assets, properties or rights;

        (i) neither the Company nor any Subsidiary shall release any provisions or reserves reflected in the Accounts;

        (j) neither the Company nor any Subsidiary shall pay its creditors otherwise than in the ordinary course or change its policy in relation to the payment of creditors;

        (k) neither the Company nor any Subsidiary shall enter into or terminate any supply agreement or franchise agreement with any supplier relating to products sold by the Company or such Subsidiary;

        (l) other than rental contract in Copenhagen previously disclosed to Purchaser, neither the Company nor any Subsidiary shall enter into any contract or commitment which is outside the ordinary course of its business; and

        (m) Purchaser and its advisors are given as soon as reasonably practicable on request, access to such facilities and information regarding the assets, liabilities, contracts and affairs of the Company and each Subsidiary as Purchaser may reasonably require.

7.  WARRANTIES, REPRESENTATIONS AND UNDERTAKINGS

     7.1 Subject to the terms of this Agreement, and in addition to the rights of the parties under Norwegian law, the Seller and the Purchaser respectively hereby give the representations and warranties set out in Appendix 2A and B and this article 7.

     7.2 The Seller and the Purchaser represent that their respective Warranties are true and accurate at the Effective Date and will be true and accurate at the Closing Date on the basis that such Warranties are repeated as of the Closing Date.

     7.3 When a Warranty is subject to the best of the Seller's knowledge and belief, such knowledge and belief shall comprise all actual information being known by the Seller, as well as any information they, when acting with due care and diligence, should have known or acquired.

     7.4 Information relating to the Company or the Subsidiaries of which the Purchaser has actual knowledge prior to Closing shall prejudice any claim by the Purchaser under the Warranties. The parties acknowledge that they have entered into this Agreement in reliance upon inter alia the Warranties.

     7.5 The Seller undertakes to give to the Purchaser and its representatives both before and after Closing all such information and documentation relating to the Company and its Subsidiaries as the Purchaser shall reasonably require to enable it to satisfy itself as to the accuracy and observance of the Warranties.

     7.6 The Seller shall procure that any company affiliated with the Seller or with Jakob Hatteland that currently purchases product from, or sells product to, the Group shall continue to trade with Group following the Closing and to regard the Group as preferred suppliers on the same basis as at present provided that the terms and prices offered by the Group continue to be competitive. The foregoing shall not apply to Jakob Hatteland Supply AS and the affiliated company Hattelco Holding AS.

     7.2 (a) The Seller shall defend, indemnify and hold the Purchaser, the Company and each of the Subsidiaries, their respective successors and assigns and each of their respective directors, officers, employees, agents and representatives harmless against and in respect of all claims, losses, damages and liabilities suffered directly or indirectly as a result of or in connection with:

             (i) any and all liabilities for Taxes (as defined in paragraph 22 of Appendix 2A), including, without limitation, transfer taxes, capital gains taxes, income taxes, registration taxes, stamp duties and value added taxes, arising in connection with or as a result of the transfer of Jakob Hatteland Logistics AS referred to in article 2.6 and the transfer of the apartment in Copenhagen referred to in paragraph 25 of Appendix 2A;

            (ii) any and all losses, damages, liabilities or costs resulting directly or indirectly from or related to any of the employment matters referred to in article 5;

           (iii) any and all losses, damages or costs resulting from any and all: (A) misrepresentations or breaches of warranty, agreement or undertaking hereunder on the part of the Seller; and (B) failures by the Seller to perform or otherwise fulfill any undertaking or other agreement or obligation contemplated hereunder (except as otherwise agreed);

            (iv) any and all losses, damages or costs resulting from matters relating to hazardous waste, pollution or any other cause of environmental harm in existence or resulting from acts, omissions or circumstances on or before the Closing Date or caused by the action or inaction of the Seller, the Company or any Subsidiary on or before the Closing Date;

             (v) any and all liabilities for Taxes relating to the Company or any Subsidiary for any period ending on or prior to 31 December 1999, or which arises in whole or in part in respect of, or in consequence of, any acts, omissions or transactions occurring or entered into on or before 31 December 1999 (except to the extent provided for in the audited consolidated balance sheet of the Group as of 31 December 1999); and

            (vi) any and all actions, suits, proceedings, claims, liabilities, demands, assessments, judgments, costs and expenses, including reasonable attorneys' fees, related to any of the foregoing or such indemnification;

          (b) In the event that the claim for indemnification under article 7.7(a) is capable of being satisfied in the alternative by indemnifying the Purchaser or by indemnifying the Company or one of the Subsidiaries, the Purchaser shall choose the party to be indemnified.

          (c) The indemnification obligations of the Seller under article 7.7(a)(iii) for breaches of representations and warranties (other than the representations and warranties contained in paragraphs 11 and 22 of Appendix
2A) (i) shall accrue only if the aggregate of all losses, damages, deficiencies, liabilities and any other amounts for which indemnification is sought by the Purchaser, the Company and the Subsidiaries pursuant to article 7.7(a)(iii) in respect of such representations and warranties shall have first exceeded NOK one (1) million, in which case such indemnification obligation shall apply to the entire amount and (ii) shall be limited to an amount (the "Indemnification Limit") equal to NOK 420 million in the aggregate on the Closing Date and as thereafter decreased in accordance with the next sentence. The Indemnification Limit shall be decreased each month following the Closing Date by NOK 28 million until the Indemnification Limit is NOK 100 million. The Indemnification Limit shall remain NOK 100 million until the end of Warranty Period.

     7.8 The covenants and undertakings contained in this agreement shall survive the Closing Date without limitation. The representations and warranties shall survive the Closing Date and any investigation made at any time with respect thereto until the expiration of the Warranty Period which shall be the period from the Effective Date and until the expiration of fifteen (15) months from the Closing Date; provided however, that with respect to the warranties contained in paragraphs 11 and 22 of Appendix 2A, the Warranty Period shall extend until the expiration of the relevant statute of limitations.

          If a claim, loss, damage, liability or expense has occurred before the conclusion of the Warranty Period but the amount thereof cannot be quantified, the Purchaser may claim compensation, provided that the claim is made no later than 3 months after the expiry of the Warranty Period and a quantified claim is made as soon as information is available of the amount.

     7.9 If a claim brought against the Seller is recovered in whole or in part by the Purchaser or the Company from a third party prior to the assertion of the claim, such recovery shall be credited against the amount otherwise payable by the Seller. Any such amount recovered subsequent to payment by the Seller shall be refunded to the Seller.

    7.10 If the Purchaser or the Company receives any claim, which is likely if the claim is merited to give rise to a claim by the Purchaser against the Seller, the Seller shall be duly notified by the Purchaser and be given a reasonable opportunity at their own expense to take part in the handling of the matter and the defense of the claim; however, the Purchaser shall retain the main responsibility for the handling of any such matter.

8.  DIVIDENDS FOR 1999

    8.1 The dividend from the Company to its shareholder arising from the financial year ending 31 December 1999 is to be decided in general meeting during Spring 2000 and shall be for the benefit of the Seller. The Purchaser and the Seller agree that this dividend is to be NOK 10 million and is to be paid within six working days after the Shareholder's meeting, which is to be held within the month of April 2000.

9. COVENANT AGAINST COMPETITION

     9.1 For the purposes of this article 9.1, "Relevant Period" shall mean a period commencing on the date hereof and ending on the date which is three years after the Closing Date and the "Covenanting Parties" shall mean the Seller and Jakob Hatteland. As a further inducement to Purchaser to enter into the transactions contemplated hereunder each of the Covenanting Parties hereby agrees that neither any of the Covenanting Parties, nor any person controlled, directly or indirectly, by any of the Covenanting Parties, shall for the Relevant Period, in any way, directly or indirectly, (i) own, manage, operate, control or actively participate in as a director, officer or shareholder or in any other capacity, any enterprise which engages in, or otherwise carries on, any business activity in or into any country in which the Company or any Subsidiary carries on business as of the date of this Agreement in competition with the Company or any Subsidiary or (ii) except as provided in articles 5.3, 5.4 and 5.5, solicit for employment, employ or hire any director, officer or other employee of the Company or any Subsidiary. If any of the prohibitions or restrictions contained in this article is judged to go beyond what is reasonable in the circumstances but would be judged reasonable and necessary if any activity were deleted or a period or area were reduced, then the prohibitions or restrictions apply with that activity deleted or period or area reduced by the minimum amount necessary. The Seller represents that the business as currently conducted of the Jakob Hatteland Group does not compete with the business of the Group. For the avoidance of doubt, it is agreed that notwithstanding this article 9.1, the Jakob Hatteland Group can continue its business as currently conducted without limitations to other areas.

10.  SUPPORT FOR SELLER'S OBLIGATIONS

     10.1 Jakob Hatteland hereby undertakes to procure that at all times during the period from the Closing Date until the date which is fifteen months after the Closing Date the Seller shall maintain a minimum net worth equal to the amount of the Indemnification Limit at any such time.

11.  TERMINATION

     11.1  This Agreement may be terminated at any time prior to Closing:

           (a) by the mutual written consent of Purchaser and Seller;

           (b) by either Purchaser or Seller if the transactions contemplated hereby are not consummated on or before December 31, 2000 (or such later date as may be agreed in writing by the parties hereto);

           (c) by Purchaser if the Seller shall breach in any material respect any of its representations, warranties or obligations hereunder and such breach shall not have been cured or waived;

           (d) by Seller if Purchaser shall breach in any material respect any of its representations, warranties or obligations hereunder and such breach shall not have been cured or waived.

12.  ASSIGNMENT, ETC.
     12.1 The rights and obligations of the Seller and the Purchaser under this Agreement shall only be assignable upon separate agreement between the parties, provided that the Purchaser may assign its rights and obligations under this Agreement to any of its affiliates, provided that the Purchaser shall remain liable with respect to any such obligations.

13.  CONFIDENTIALITY

     13.1 The parties hereto agree to hold in strict confidence the content in this Agreement, except otherwise as mutually agreed and except to the extent that law or stock exchange regulations binding on the Seller or the Purchaser require otherwise; however, it being understood that detailed information is to be given to the employees in the Company and the Subsidiaries, and to the extent required by law, to the Purchaser's employees, and that press releases will be issued by the Seller and the Purchaser immediately after the Effective Date. The Seller and the Purchaser each agrees to provide the other with a copy of their respective press releases in draft form in advance of the release of the same.

14.  MISCELLANEOUS PROVISIONS

     14.1 All prior negotiations and agreements between the parties hereto with respect to the transactions provided for herein are superseded by this Agreement, and there are no representations, warranties, understandings or agreements with respect to such transactions other than those expressly set forth herein.

     14.2 No change, termination or attempted modification of any of the provisions of this Agreement shall be binding on the Seller or the Purchaser unless in writing and signed by the party to be bound. No modification, termination, rescission, discharge or cancellation of this Agreement shall affect the right of the Purchaser to enforce any claim, whether or not liquidated, that accrued prior to the date of such modification, termination, rescission, discharge or cancellation of this Agreement.

     14.3 If for any reason any term, warranty, representation, covenant or condition herein shall be declared or deemed void, invalid or unenforceable, the remaining part of the provisions of this Agreement shall apply.

     14.4 Nothing in this Agreement is intended or shall be construed to give any person other than the parties hereto or any person particularly referred to herein any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision contained herein.

15.  EXPENSES

     15.1 Purchaser and Seller will bear their own expenses in connection with the Agreement.

16.  COOPERATION

     16. 1 Each of the parties hereto shall use its reasonable best efforts to take or cause to be taken all actions, to cooperate with the other parties hereto with respect to all actions, and to do or cause to be done all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement.

17.  NOTICES

     17.1 All notices, requests, demands and other communications shall be in writing (including e-mail or telefax) and shall be addressed as follows:

The Seller:
Mr. Jakob Hatteland
Smosen
5578 Nedre Vats
Norway
Telefax: 47-52-76-5100

The Purchaser:
Arrow Electronics, Inc.
25 Hub Drive
Melville, NY 11747
U.S.A.
Telefax: 1-516-391-1683
Attention: Robert E. Klatell

With a copy to:

Winthrop, Stimson, Putnam & Roberts
54 Lombard Street
London EC3V 9DH
Telefax: 44 02 7283 1656
Attention:  Peter S. Brown
or to such other address or to such other person as any party hereto shall have last designated by written notice to the other party.

18.  GOVERNING LAW - DISPUTES

     18.1  This Agreement is to be governed by Norwegian law.

     18.2 Any dispute regarding the interpretation or implementation of this Agreement, which cannot be settled amicably between the parties, shall be resolved by arbitration in Oslo pursuant to Chapter 32 of the 1915 Civil Procedures Act. Within 30 days of the date of a party's written demand that the matter be referred to arbitration (the "Request"), each of the parties shall appoint one arbitrator. The two arbitrators so appointed shall within 60 days of the Request jointly appoint a third arbitrator, who shall be the chairman of the arbitration tribunal. If a party or the two appointed arbitrators fail to appoint an arbitrator within the specified time limits pursuant to the foregoing, such appointment(s) shall be made by the Chief Justice of the Oslo City Court.

The arbitration proceedings shall be conducted in the English language. All briefs and documents shall be prepared in English or with English language copies prepared by authorised translators. The arbitration award shall be final and binding on the parties.

     18.3 The parties shall keep confidential and shall not disclose to any person, except as may be required by law or applicable stock exchange regulations, the existence of any controversy hereunder, the referral of any such controversy to arbitration, or the status or resolution thereof.

This Agreement is executed in three (3) counterparts each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

     IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by themselves or their respective duly authorized representatives on the day and year.

Jakob Hatteland Holding AS, as Seller:


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Arrow Electronics, Inc., as Purchaser:


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Jakob Hatteland, with respect to article 5.10, article 9 and article 1

The undersigned Jakob Hatteland (with respect to article 5.10, article 9 and article 10), Jakob Hatteland Electronic AS, Jakob Hatteland Computer AS and Jakob Hatteland Logistics AS hereby declare that we have thoroughly read through this Agreement and are familiar with all provisions set forth herein, including its appendices and exhibits, and acknowledges that we will act in accordance with the provisions in the Agreement when appropriate. Jakob Hatteland Electronic AS, furthermore, confirms that the sale of Shares in the Companies is in conformity with the positive opinion of the Board of Directors of the Company.

Jakob Hatteland Electronic AS          Jakob Hatteland Logistics AS


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Jakob Hatteland                        Jakob Hatteland Computer AS


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